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                                                                August 14, 2006

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE Mail Stop 7010
Washington, DC 20549-7010

Attn: Andrew Schoeffler, Esq.

       RE:      FUEL-TECH N.V.
                ACCELERATION REQUEST FOR REGISTRATION STATEMENT ON FORM S-4 FILE NO. 333-134742

Dear Mr. Schoeffler:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 filed by Fuel-Tech N.V., following the filing of Amendment No. 2 thereto on August 16, 2006, to become effective on Wednesday, August 16, 2006 or as soon as reasonably practicable thereafter.

         Fuel-Tech N.V. acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o Fuel-Tech N.V. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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United States Securities and Exchange Commission
August 14, 2006
Page 2




     If you have any questions or comments, please contact Ernest Lorimer (203-325-5043) or Laura Elliott (203-325-5033) of Finn Dixon & Herling LLP, Fuel-Tech N.V.'s outside counsel. Thank you for your prompt attention to this matter.

                                      Very truly yours,


                                      FUEL-TECH, N.V.

                                      By: /s/ Charles W. Grinnell
                                      ------------------------------------------
                                      Name: Charles W. Grinnell
                                      Title: Vice President and General Counsel

cc:    Ernest M. Lorimer, Esq.
       Finn Dixon & Herling LLP
       1 Landmark Square, Suite 1400
       Stamford, CT 06901